Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

“Safe Harbor” Statement

Note: This presentation contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

Note

Verizon intends to file a registration statement, including a proxy statement of MCI, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these document at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudon County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other material filed with the SEC.

Strategic Overview

Drives significant operational efficiencies while creating incremental revenue opportunities Offers Next Generation, IP-based product suite to serve a powerful Enterprise customer base Maintains financial flexibility

Deal Structure $4.8B of Verizon equity; $488M cash $1.46B of quarterly & special dividends to be paid by MCI

Closing Adjustment Governance

Standard Terms & Conditions

Straightforward & simple deal

MCI’s Competitive Advantage

Extensive IP-Centric Product Portfolio

Industry-Leading Service Quality

Expansive Global Network

Tenured Sales Force

Strong Customer Relationships

Leading IP Assets & Capabilities

Roots based on data

One of the deepest IP skill-sets in the world

Telecom industry’s most expansive global IP backbone* $38 billion+ invested in network 4,500 pops 3.2 million dial modems 130 data centers 6 continents 140+ countries

Innovative culture

Leadership in enterprise networking

*Based on company-owned PoPs

MCI’s Enterprise Business

Global Accounts

Dedicated accounts teams in 286 large multinational customers

Government Markets

Trained on-site support for complex and ultra-secure government networks

MCI Services

Established practices in customer solutions in managed networks, security, hosting and contact centers

Commercial

Experienced local, full-service account teams in 91 sales offices across the U.S.

Focus on Next Generation Services

Network Assets

VZ Wireline

6,600 local Points of Presence

Serving 2/3’s of the Top 100 MSA’s

3.6 million DSL customers

9 million fiber miles

53 Million Access Lines Wireless

America’s most reliable wireless network

Strong business presence

Leading 3G network

43.8 million customers

269 million licensed PoP’s

MCI Wireline

4,500 Points of Presence

Presence on 6 continents & in 140+ countries and over 2,800 cities

Telecom industry’s most expansive global IP backbone w/ 3.2 million dial modems

100,000 mile fiber optic network

130 Data Centers

Connections to over 100,000 active buildings

Most scalable IP network

Tremendous network capabilities

Superior Account Coverage

VZ w/MCI

Powerful account base Robust account coverage Single point of contact Highly experienced sales force Optimized approach to key verticals

VZ

Strong Finance & Public Sector relationships Quality tenured telco sales force Strong CPE experience Metro optical/ethernet expertise

MCI

Quality tenured Global Sales force Strong Enterprise & Federal Government account relationships Managed Solutions Sales Experience IP technical expertise

Dramatically improves go-to-market capability

Breadth of Portfolio

Premise

Local Area Networks Routers & Switches PBX & IP PBX Centrex & IP Centrex Storage equipment Security devices Wi-Fi

Access

PRI DS-1 & DS-3 Fast Packet Ethernet SONET/CWDM

FTTP Wireless Voice Wireless Data (EVDO)

Transport

Fast Packet IP-MPLS

SONET DWDM

Cellular/CDMA

Applications

IP Voice Mobility Managed Services Security Storage Hosting

Wireline & Wireless

End to End Managed Services

MPLS Backbone & OSS

Seamless migration to Next Gen IP products

Enterprise Customer Benefits

Supplier Profile

ILECs/CLECs IXCs Wireless Equipment Manufacturers System Integrators VARs Professional Services

Customer Challenges

Complexity Cost Procurement Integration Migration Multiple account teams

Customer Benefits

Simplicity Efficiency Packages Solutions Evolution Single Point of Accountability

Simplified value proposition

Revenue Opportunities

Stability improves MCI base performance & retention rates Bundling across broad portfolio creates attractive value proposition Network cost position enables competitive pricing/margin performance Unparalleled fiber availability for optical and ethernet portfolio Best IP backbone drives IP services growth Managed services strength leverages high growth market opportunity Wireless Enterprise opportunities increase

Summary

Straightforward, simple & smart deal Acquire a Next Gen, IP-based product suite Improved network capabilities, customer service & account coverage Enterprise customers realize a simplified value proposition $1B run rate of savings by Full Year 3 Maintain financial flexibility Future stability for MCI

Create revenue opportunities

Strategic acquisition

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.